Exhibit 21.1

Subsidiaries of Addex Therapeutics Ltd.

Name of Subsidiary	Jurisdiction of Organization
Addex Pharmaceuticals, Inc.	Delaware
Addex Pharma SA	Switzerland
Addex Pharmaceuticals France sas	France